December 11, 2018

Rory J. Cutaia
Chief Executive Officer
nFusz, Inc.
344 S. Hauser Blvd., Suite 414
Los Angeles, CA 90036

       Re: nFusz, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed November 14, 2018
           File No. 000-55314

Dear Mr. Cutaia:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications
cc:    Randolf W. Katz